INVICTUS MD Canada’s Cannabis Company

PRESS RELEASE	October 27, 2017

Invictus MD prepares for legalization with expected
cannabis ready production of 6,000 kg

Vancouver, BC, October 27, 2017 - INVICTUS MD STRATEGIES CORP. ("Invictus MD" or the "Company") (TSXV: IMH; OTC: IVITF; FRA: 8IS1), through its interests in two Access to Cannabis for Medical Purposes Regulations ("ACMPR") license holders, its wholly-owned subsidiary Acreage Pharms Ltd. (“Acreage Pharms”) and its one-third interest in AB Laboratories Inc. (“AB Labs”), expects to have production capacity of 6,000 kg commencing January 2018, several months before Canada expects cannabis to become recreationally legal. Total current production capacity at both locations is approximately 1,500 kg.

License Capacity and Term

Health Canada has removed the previously disclosed production capacity restrictions at both Acreage Pharms and AB Labs. In addition, AB Labs received an extension of its existing ACMPR license for a period of two years and Acreage Pharms’ ACMPR license was extended through to March 2020.

Update on Sales Approval

AB Labs has submitted a request to Health Canada to amend its license to allow for the sale and distribution of medical cannabis (the “Amendment”). Health Canada’s approval of the Amendment is subject to, among other things, a regulatory inspection of AB Labs’ production facility and cannot be guaranteed by the Company. However, management of the Company is confident that AB Labs is compliant with all necessary requirements, that AB Labs’ facility will pass the required inspection and that Health Canada will approve the Amendment and grant AB Labs a sales license in due course.

Acreage Pharms has submitted additional samples to three independent labs licensed by Health Canada and management is confident Acreage Pharms will receive a sales license once the quality assurance team has analyzed the results. This will be a significant milestone for Acreage Pharms and the Company.

connect@invictus-md.com www.invictus-md.com

INVICTUS MD Canada’s Cannabis Company

Update on Production

AB Labs plans to release over 6 Lots consisting in excess of 75 kg over the next one to three months. The facility is currently at full production and development plans have been submitted for an expansion at the AB Ventures Ltd. 100 acre site in Hamilton, Ontario. The current facility at AB Labs can produce 1,000 kg at full capacity.

Acreage Pharms’ existing facility is also currently at full production and additionally has converted a vegetative room into a flowering room, thereby providing additional production capacity. Total capacity is expected to reach 5,000 kg by January 2018 when Acreage Pharms completes its current 32,000 square foot expansion. Acreage Pharms phase 2 expansion is currently underway with the completion of the concrete foundation and expectation the tilt up slab concrete walls will be installed by end of November.

Management commentary

Dan Kriznic, Chairman & CEO, of Invictus MD, commented "I am very pleased to report that our operational activities are unfolding according to our business plan, and that our strategic efforts to build Canada’s Cannabis Company are coming together. The issuing of the sales and distribution Amendment to Acreage Pharms and AB Labs cultivation license under the ACMPR would constitute a significant value catalyst for our shareholders. I would further comment that the company’s balance sheet remains very strong; it has minimal debt and the approximate $26 million cash in the treasury has been reserved to expand its canopy footprint on its 250 acres of property, making it one of the top producers under the ACMPR. This production is needed to meet the significant demand for high quality, standardized, pesticide free product not only for the existing medical market but also to accommodate the recreational market that will commence mid 2018.”

connect@invictus-md.com www.invictus-md.com

INVICTUS MD Canada’s Cannabis Company

About Invictus MD Strategies Corp.

Invictus MD Strategies Corp. is focused on two main verticals within the Canadian cannabis sector, namely the Licensed Producers under the ACMPR, Acreage Pharms Ltd. and AB Laboratories Inc.; along with Fertilizer and Nutrients through Future Harvest Development Ltd.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman & CEO

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, including the potential production capacity of AB Labs, AB Ventures and Acreage Pharms’ production facilities, the granting of regulatory approval and anticipated timing of AB Labs reaching full production capacity, the granting of a sales license under the ACMPR to AB Labs, AB Ventures and Acreage Pharms, the success and timing of AB Labs’ release of additional lots; and the success and timing of Acreage Pharms’ expansion plans, are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or “occur”. Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including the assumptions AB Labs, AB Ventures and Acreage Pharms will receive regulatory approval to sell medical cannabis at their production facilities’ full capacity, AB Ventures will be granted a license under the ACMPR, AB Ventures is able to successfully build a production facility and Acreage Pharms is able to successfully complete its expansion plans. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, the risk that AB Labs, AB Ventures and Acreage Pharms will not receive regulatory approval to sell medical cannabis at their production facilities or reach full production capacity, AB Ventures will not be granted a license under the ACMPR, AB Ventures is not able to successfully build a production facility; and Acreage Pharms is not able to successfully complete its expansion plans. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws. We seek safe harbor.

connect@invictus-md.com www.invictus-md.com

INVICTUS MD Canada’s Cannabis Company

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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